SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Rule 13d-101)

LENNAR CORPORATION

(Name of Issuer)

CLASS B COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

526057302

(CUSIP Number)

David W. Bernstein, Esq.

Goodwin Procter LLP

620 Eighth Avenue

New York, NY 10018

(212) 8-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 526057302	13D	Page 2 of 4 pages

1.	NAME OF REPORTING PERSON Stuart A. Miller
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS NOT APPLICABLE
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 21,757,381
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 21,755,034
	10.	SHARED DISPOSITIVE POWER 2,347

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,757,381
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.4%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 526057302	13D	Page 3 of 4 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended by adding at the end of the text responding to paragraphs (a)-(b) the following:

In January 2004, the Company carried out a two-for-one split of its Class B common stock in the form of a 100% stock dividend. Because of that, at November 10, 2017, MP Alpha Holdings LLLP owned 20,683,654 shares of Class B common stock and The Miller Charitable Fund LLLP owned 520,660 shares of Class B common stock. In addition, on November 10, 2017, Stuart Miller directly owned 97,630 shares of Class B common stock, an additional 1,932 shares were held for Mr. Miller’s account by an employee stock ownership plan (ESOP) trust, and Marital Trust II created by Leonard Miller, of which Stuart Miller is the trustee with sole voting power, owned 3,682 shares of Class A common stock. In addition, Stuart Miller directly owned 1,128,043 shares of Class A common stock, the ESOP trust owned 18,871 shares of Class A common stock, and Marital Trust II owned 36,850 shares of Class A common stock.

On November 27, 2017, Lennar issued as a stock dividend one share of Class B common stock for each 50 shares of Class A or Class B common stock held of record on November 10, 2017. This had the effect of increasing the number of shares of Class B common stock held by MP Alpha Holdings LLLP to 21,097,327 shares, the number held by The Miller Charitable Fund LLLP to 531,073 shares, the number held in Mr. Miller’s account with the ESOP trust to 2,347 shares, the number held by Marital Trust II to 4,492 shares, and the number held directly by Mr. Miller to 122,142 shares. As a result, Mr. Miller became the beneficial owner of 21,757,381 shares of Class B common stock, with sole voting power as to all the shares, sole dispositive power with regard to 21,755,034 of the shares and shared dispositive power with regard to the remaining 2,347 shares. In addition, The Miller Foundation, Inc., of which Mr. Miller is the President, owns 105,507 shares of Class B common stock. Mr. Miller denies beneficial ownership of the shares owned by The Miller Foundation, Inc.

CUSIP No. 526057302	13D	Page 4 of 4 pages

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints David W. Bernstein his true and lawful attorney-in-fact and agent, with full power of substitution, to sign in any and all capacities any and all amendments to this amended Statement on Schedule 13D/A and to file those amendments and all exhibits to them and other documents to be filed in connection with them with the Securities and Exchange Commission.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2017

/s/ Stuart A. Miller
Stuart A. Miller